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                                        Filed by The Chase Manhattan Corporation

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                         Date: November 30, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.

In connection with the proposed transaction, Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the
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Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60
Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.

[The following is a letter that is being sent to Chase Stockholders.]





                                  [CHASE LOGO]

                             AN IMPORTANT REMINDER

                                          November 30, 2000

Dear Fellow Stockholder:

     We recently sent you notice of a Special Meeting of Stockholders of The Chase Manhattan Corporation to approve the merger of J.P. Morgan and Chase.

     Your Board of Directors has unanimously recommended that you vote FOR the merger. The merger requires the approval of a majority of the outstanding shares of common stock. THEREFORE, A NON-VOTE IS THE SAME AS A VOTE AGAINST THE MERGER.

     We urge you to take the time now to vote "FOR" the merger. It is very easy to vote quickly by telephone or the Internet. Simply follow the directions outlined on the enclosed flyer. A duplicate card is enclosed if you prefer to vote by mail.

     Thank you for your continued support and your prompt voting on this important merger. If you have already voted, we appreciate your having done so.

                                          Sincerely,

                                        /s/ WILLIAM B. HARRISON JR.
                                          William B. Harrison Jr.
                                          Chairman and Chief Executive Officer

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                  VOTE BY TELEPHONE OR INTERNET OR MAIL TODAY!



TO VOTE BY TELEPHONE:                                TO VOTE BY INTERNET:
1. Dial Toll-Free 800-840-1208 (from                 1. Log on to http://www.eproxy.com/cmbsp/
   the United States, Canada or                         24 hours a day - seven days a week.
   Puerto Rico).

2. Have available your 11 digit                      2. Have available your 11 digit
   identification number that appears                   identification number that appears
   in the box at the lower right of                     in the box at the lower right of the
   the instructions on your proxy card.                 instructions on your proxy card.

3. Follow the simple instructions.                   3. Follow the simple instructions.



                       PLEASE REMEMBER NOT VOTING IS THE
                       SAME AS VOTING AGAINST THE MERGER



                     VOTE FOR THE CHASE - JP MORGAN MERGER


             VIEW THE JOINT PROXY STATEMENT - PROSPECTUS ON-LINE AT
                              HTTP://WWW.CHASE.COM